Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	Lotus Technologies, Inc. — California

2.	Intevac Foreign Sales Corporation — Barbados

3.	Intevac Asia Private Limited — Singapore

4.	Intevac Malaysia Sdn Bhd — Malaysia

5.	IRPC, Inc. — California

6.	Intevac Limited — Hong Kong

7.	Intevac Shenzhen Co. Limited — China